EXHIBIT 99.1



14060 Southwest Freeway
Sugar Land, Texas 77478

For More Information, Contact
Southern National Bank of Texas
R. Darrell Brewer, CFO
(281) 269-7271
www.snbtx.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

SNB Bancshares, Inc. Announces Fourth Quarter 2005 Results

- Announcement of Merger with Prosperity Bancshares, Inc.

- Balance Sheet Repositioning: Sale of $205.0 Million of Securities and Paydown of Borrowings

- $47.5 Million of Loans Classified as Held for Sale Loans

SUGAR LAND, TEXAS (January 20, 2006) - SNB Bancshares, Inc. (NASDAQ: SNBT) (the "Company"), a Sugar Land bank holding company and the parent company of Southern National Bank of Texas, a community-oriented, independent bank with offices in both Harris and Fort Bend Counties, today reported its results of operations for the quarter and year ended December 31, 2005. As previously announced on November 16, 2005, Prosperity Bancshares, Inc. (Nasdaq: PRSP) ("Prosperity") and the Company have signed a definitive agreement for Prosperity to acquire SNB Bancshares, Inc. and Southern National Bank of Texas.

The Company's results included the impact of two plans implemented during the fourth quarter of 2005. The Board of Directors approved these plans which are being implemented in connection with the Company's pending merger with Prosperity. The first plan was the previously announced strategy to reposition the Company's balance sheet by selling approximately $205.0 million of low-yielding investment securities and using the proceeds to de-leverage its borrowing position. This fourth quarter bond restructuring plan follows a similar plan initiated during the first quarter of 2005 in which approximately $169.0 million of low-yielding investment securities were sold and a portion of the proceeds was used to de-leverage the Company's borrowing position. The second plan was a strategy to classify approximately $47.5 million in loans held as investments as loans held for sale as discussed more fully below.

During December 2005, the Company identified for sale approximately $205.0 million of low-yielding investment securities, with a weighted average yield of 3.45%, resulting in an impairment charge on securities of approximately $7.6 million before tax, and used the proceeds to de-leverage its borrowing position by paying off borrowings with an average rate of 4.29%. As of December 31, 2005 the Company's other borrowed funds were $15.5 million, down $235.0 million, or 93.8%, compared with $250.5 million at September 30, 2005. The Board of Directors approved the securities restructuring and borrowings de-leveraging plan in an effort to reduce the Company's liability sensitive position and to improve its net interest margin. Prosperity has approved this plan in accordance with the provisions of the definitive agreement between Prosperity and the Company.

In January 2006, the Company's Board of Directors approved the sale of approximately $47.5 million of loans. These loans were classified as loans held for sale and have been adjusted to the lower of cost or estimated fair value, resulting in approximately $7.3 million in charge-offs. Management determined that the allowance for loan losses account, following the related charge-offs, should be increased by approximately $4.7 million or $3.0 million net of tax, resulting in a provision for loan losses for the fourth quarter of 2005 of approximately $5.3 million before tax.

As a result of these two plans, the Company recorded a net loss of $7.3 million for the fourth quarter of 2005, or $0.58 per diluted share, principally as a result of the impairment writedown charge on securities and a prepayment penalty on long-term borrowings totaling approximately $5.3 million net of tax, combined with the additional provision for loan losses of approximately $3.0 million net of tax. Net earnings for the quarter ended December 31, 2005, excluding the impairment writedown charge on securities, the prepayment penalty on long-term borrowings and the increased provision for loan losses related to the loans held for sale would have been approximately $1.0 million, or $0.08 per diluted share, a decrease in net earnings of $433 thousand or 29.8% compared with $1.5 million or $0.11 per diluted share for the fourth quarter of 2004.

For the year ended December 31, 2005, the Company recorded a net loss of $5.0 million, a decrease of $10.9 million, or 183.6%, compared with $5.9 million net earnings for the year ended December 31, 2004. This net loss for the year ended December 31, 2005 compared with net earnings for the year ended December 31, 2004 is primarily the result of the previously mentioned plans initiated during the year. The securities restructuring and borrowings de-leveraging plans, initiated during March and December 2005, resulted in total impairment writedown charges of approximately $13.8 million before tax, or approximately $9.1 million net of tax, and a prepayment penalty of approximately $345 thousand before tax, or approximately $228 thousand net of tax, incurred in connection with the paydown of certain long-term borrowings. The classification of approximately $47.5 million in loans as loans held for sale, initiated effective December 31, 2005, resulted in an additional provision for loan losses of approximately $4.7 million before tax, or approximately $3.0 million after tax. These charges, combined with a decrease in gains on sales of securities of $572 thousand and a $2.4 million increase in noninterest expenses, were partially offset by a $4.1 million increase in net interest income and a $5.6 million decrease in the provision for Federal income taxes.

Diluted loss per share for the year ended December 31, 2005, was $0.39 on 12.6 million shares compared with diluted earnings per share of $0.65 on 9.2 million shares for the same period of 2004. The increased number of shares outstanding during 2005 is due principally to the impact of the 5.4 million shares of common stock issued in connection with our initial public offering in August 2004.

"Previously issued earnings releases and other documents filed with the Securities and Exchange Commission discussed more fully the March and December 2005 plans for restructuring and de-leveraging of our balance sheet and the associated impairment charges," said R. Darrell Brewer, Treasurer and Chief Financial Officer.

Net earnings for the year ended December 31, 2005, excluding the after-tax impairment writedown charges on securities and a prepayment penalty on long-term borrowings of $9.3 million or $0.74 per diluted share and the $3.0 million net of tax or $0.24 per diluted share in additional provision for loan losses, necessitated principally as a result of the charge-offs related to the loans held for sale plan, would have been approximately $7.4 million, a 24.7% increase compared with $5.9 million for the year ended December 31, 2004. Diluted earnings per share, excluding the impairment writedown charges on securities, the prepayment penalty on long-term borrowings and the additional provision for loan losses necessitated principally as a result of the charge-offs related to the loans held for sale plan, would have been $0.59 on 12.6 million shares for the year ended December 31, 2005 compared with $0.65 per share on 9.2 million shares for the year ended December 31, 2004.

Net earnings excluding the impairment writedown charges on securities, the prepayment penalty on long-term borrowings and the additional provision for loan losses necessitated principally as a result of the charge-offs related to the loans held for sale plan and diluted earnings per share excluding these transactions are considered non-GAAP financial measures as defined under the rules and regulations of the Securities and Exchange Commission. Management believes that this presentation of net earnings and diluted earnings per share excluding such expenses should clarify investors' understanding of the Company's earnings performance during the fourth quarter of 2005 compared with the same quarter in 2004 and the year ended December 31, 2005 compared with the year ended December 31, 2004.

FOURTH QUARTER RESULTS

Net loss for the fourth quarter 2005 of $7.3 million or $0.58 per diluted share, represented a decrease in net earnings of $8.8 million or 603.4% compared with net earnings of $1.5 million or $0.11 per diluted share for the fourth quarter of 2004. This $8.8 million decrease in net earnings was principally the result of the Company's $7.6 million impairment write-down charge on securities, combined with a $4.6 million increase in the provision for loan losses, a $1.0 million increase in total noninterest expenses and a $166 thousand decrease in net interest income, partially offset by a $4.5 million decrease in the Company's provision for Federal income taxes.

During the fourth quarter 2005, strong loan growth and improving yields from the loan portfolio partially offset higher cost of funds. Since June 2004, the Fed funds rate increased from 1.00% to 2.25% by year-end 2004, and to 4.25% at December 31, 2005. The Wall Street Journal prime rate has followed suit, its rate increasing from 4.00% to 5.25% by year-end 2004, and to 7.25% at December 31, 2005. Because of this significant increase in short-term interest rates over the past eighteen months, the Company's net interest margin on a tax equivalent basis in the fourth quarter of 2005 decreased 18 basis points to 2.96% compared with 3.14% for the linked third quarter of 2005. Management believes that the Company's securities restructuring and borrowings de-leveraging plan has lessened the Company's liability sensitive interest rate risk position as of December 31, 2005; however, rising interest rates have caused its net interest margin to remain flat at 2.96% for the fourth quarter of 2005, the same as for the fourth quarter of 2004.

Net Interest Income

Net interest income for the fourth quarter of 2005 decreased by $166 thousand or 2.1% to $7.8 million compared with $8.0 million for the same period in 2004. Total interest expense increased by $2.9 million to $8.2 million for the fourth quarter of 2005 compared with $5.3 million for the same quarter of 2004, partially offset by a $2.7 million increase in total interest income to $16.0 million for the fourth quarter of 2005 compared with $13.3 million for the same quarter of 2004. The $2.9 million increase in total interest expense was principally the result of a 140 basis point increase in average rates on interest-bearing liabilities to 3.68% in the fourth quarter of 2005 compared with 2.28% in the same quarter of 2004. The average balance of interest-bearing liabilities decreased $38.2 million in the fourth quarter of 2005 compared with the same quarter of 2004. The $2.7 million increase in total interest income was primarily due to a $2.8 million increase in loan interest income, resulting from a 15.1% increase in volume of average loans outstanding combined with an 84 basis point increase in the average yield on loans. The average balance of loans in the fourth quarter of 2005 increased $87.4 million to $666.9 million compared with $579.5 million for the same period in 2004, while the average yield on loans increased to 7.02% from 6.18%. The Company's net interest margin on a tax equivalent basis was 2.96% for the year ended December 31, 2005, the same as for the year ended December 31, 2004.

The provision for loan losses in the fourth quarter of 2005 was $5.3 million, a $4.6 million increase compared with $675 thousand in the fourth quarter of 2004, principally as a result of the $4.7 million additional provision for loan losses related to the classification of certain loans as held for sale. Net interest income after provision for loan losses decreased $4.7 million or 64.9% to $2.6 million for the fourth quarter of 2005 compared with $7.3 million in the same period in 2004.

Noninterest Income

Noninterest income decreased during the fourth quarter of 2005 compared with the same period in 2004 primarily due to the $7.6 million impairment writedown charge on securities. Noninterest income totaled a loss of $7.2 million in the fourth quarter of 2005 compared with income of $345 thousand in the fourth quarter of 2004.

Noninterest Expense

Noninterest expense in the fourth quarter of 2005 increased $1.0 million or 18.4% to $6.5 million compared with $5.5 million in the fourth quarter of 2004, primarily due to increases in net occupancy expenses of $330 thousand, and higher legal and professional fees of $241 thousand, including approximately $100 thousand associated with the pending merger and other costs associated with being a publicly traded company, including Sarbanes-Oxley compliance costs, and $270 thousand increase in other expenses. The $270 thousand increase in other expenses was primarily the result of a $137 thousand increase in franchise taxes as a result of a tax refund during 2004 and a $400 thousand expense for settlement of a lawsuit, partially offset by a $225 thousand decrease in other real estate expenses and a $97 thousand decrease in marketing expenses.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005

For the year ended December 31, 2005, the Company recorded a net loss of $5.0 million, a decrease of $10.9 million, or 183.6%, compared with $5.9 million net earnings for the same period in 2004. This net loss compared with net earnings for the year ended December 31, 2004 is primarily due to the Company's impairment writedown charges on securities of approximately $13.8 million before tax, or approximately $9.1 million net of tax, on approximately $374.0 million of securities identified for sale from our available-for-sale securities portfolio, a prepayment penalty of approximately $345 thousand before tax, or approximately $228 thousand after tax, incurred in connection with the paydown of certain long-term borrowings and an additional $4.7 million in provision for loan losses, or $3.0 million after tax, related to the classification of certain loans as held for sale. The $13.8 million of impairment writedown charges, the prepayment penalty of approximately $345 thousand and the $4.7 million in additional provision for loan losses necessitated principally as a result of the charge-offs related to the loans held for sale plan, combined with a decrease in gains on sales of securities of $572 thousand and a $2.4 million increase in noninterest expenses, were partially offset by a $4.1 million increase in net interest income and a $5.6 million decrease in the provision for Federal income taxes.

Net Interest Income

For the year ended December 31, 2005, net interest income increased by $4.1 million or 14.4% to $32.8 million compared with $28.7 million for the same period in 2004. This increase is primarily due to a 26.8% increase in average loans outstanding, along with an 81 basis point increase in the average yield on loans outstanding, partially offset by an 100 basis point increase in weighted average rates on total interest-bearing liabilities.

Total interest income increased by $13.5 million to $60.1 million for the year ended December 31, 2005 compared with $46.7 million for the same period in 2004, partially offset by a $9.4 million increase in total interest expense to $27.4 million for the year ended December 31, 2005 compared with $18.0 million for the same period in 2004. The $13.5 million increase in total interest income was primarily due to a $13.4 million increase in loan interest income, resulting from a 26.8% increase in volume of average loans outstanding combined with an 81 basis point increase in the average yield on loans. The average balance of loans for the year ended December 31, 2005 increased $136.2 million to $645.3 million compared with $509.1 million for the same period in 2004, while the average yield on loans increased to 6.75% from 5.94%.

The $9.4 million increase in total interest expense for the year ended December 31, 2005 was principally the result of a 100 basis point increase in weighted average rates on total interest-bearing liabilities. The weighted average rate on total interest bearing liabilities increased to 3.04% for the year ended December 31, 2005 compared with 2.04% for 2004, while the average balance of interest-bearing liabilities increased $15.7 million to $899.3 million for the year ended December 31, 2005 compared with $883.6 million for the year ended December 31, 2004. The Company's net interest margin on a tax equivalent basis increased 26 basis points to 3.11% for the year ended December 31, 2005 compared with 2.85% for the same period in 2004.

Noninterest Income

For the year ended December 31, 2005, noninterest income decreased by $14.1 million to a negative $12.0 million compared with noninterest income of $2.1 million for the year ended December 31, 2004, principally as a result of the $13.8 million impairment writedown losses in connection with the balance sheet restructuring plan and a decrease of $572 thousand in gains on sales of securities.

Noninterest Expense

Noninterest expense for the year ended December 31, 2005 was $21.2 million compared with $18.8 million for 2004, an increase of $2.4 million or 12.7%, primarily due to an $830 thousand increase in legal and professional fees, a $521 thousand increase in data processing expenses and a $485 thousand increase in salaries and employee benefits.

BALANCE SHEET REVIEW

Assets at December 31, 2005 were $1.0 billion, down 8.3% from September 30, 2005 and down 9.1% from December 31, 2004, principally as a result of the balance sheet restructuring plan. As of December 31, 2005, total loans, including loans held for sale, were down $1.9 million or 0.3% to $656.1 million compared with $658.0 million as of September 30, 2005 and up 9.7% from $598.3 million at December 31, 2004. Investment securities decreased $222.0 million or 45.4% to $266.5 million at December 31, 2005 compared with $488.5 million at December 31, 2004, principally as a result of the securities restructuring plans. The weighted average yield on the bond portion of the investment portfolio of approximately $260.3 million was approximately 4.60% at December 31, 2005 compared with approximately 4.10% on approximately $396.3 million at September 30, 2005.

Commented Harvey Zinn, President and Chief Executive Officer, "Although our loans were down slightly from the end of the third quarter, our average loan growth continues. For the three months ended December 31, 2005, our loans averaged $666.9 million, up from $658.8 million for the linked third quarter of 2005 and up $87.4 million or 15.1% from the $579.5 million in average loans for the three months ended December 31, 2004. For the year ended December 31, 2005, our loans averaged $644.7 million, up $135.3 million or 26.6% compared with average loans of $509.1 million for the year ended December 31, 2004."

Commercial mortgage loans accounted for 43.3% of the loan portfolio compared with 44.7% at December 31, 2004, and construction and land development loans accounted for 20.9% of the loan portfolio compared with 20.7% at December 31, 2004.

Average deposits for the year ended December 31, 2005 increased $4.7 million or 0.6% to $812.3 million compared with $807.6 million for 2004. Noninterest-bearing demand deposits increased 13.0% and lower cost NOW, savings and money market accounts increased 4.6%, more than offsetting the 6.6% decline in higher cost time deposits.

Shareholders' equity at December 31, 2005 was $84.9 million compared with $86.4 million at December 31, 2004. Book value per share was $6.82 at December 31, 2005, compared with $6.95 at December 31, 2004.

ASSET QUALITY

Nonperforming assets as of December 31, 2005 were $13.0 million, an increase of $1.2 million compared with $11.8 million as of September 30, 2005. The increase was principally a result of an increase in other real estate owned of $1.1 million to $1.6 million at December 31, 2005 compared with $490 thousand at September 30, 2005, combined with an increase of $394 thousand in nonaccrual loans to $9.9 million at December 31, 2005 compared with $9.5 million as of September 30, 2005, partially offset by a decrease of $285 thousand in restructured loans to $1.6 million at December 31, 2005 compared with $1.8 million at September 30, 2005. The $1.1 million increase in other real estate owned was principally the result of a $1.0 million investment in land held for future expansion being transferred to other real estate owned due to a change in management's intention for the land's future use.

At December 31, 2005, nonperforming assets of $13.0 million are up $8.2 million over $4.8 million as of December 31, 2004. This $8.2 million increase was primarily the result of three real estate loans and one business and industrial loan placed on nonaccrual status during 2005. The business and industrial loan, collateralized by furniture, fixtures and equipment and by accounts receivable, in the amount of approximately $3.9 million was placed on nonaccrual status during June 2005. Although this loan was performing in accordance with its terms, management was concerned about its future performance and therefore placed it on nonaccrual status. Two real estate loans, both related to the same guarantor and placed on nonaccrual status in February 2005, consisted of one loan in the amount of $2.4 million collateralized by multi-family real estate and another loan in the amount of $711 thousand secured by commercial real estate. Although these two loans were performing in accordance with their terms, management was concerned about the cash flow of the related properties and the financial status of the related guarantor. The third real estate loan, in the approximate amount of $3.7 million, collateralized by a multi-unit condominium project under construction, was placed on nonaccrual status in December 2005 because management was concerned about the financial status of the project and the related guarantor.

As a percentage of total loans and other real estate owned, nonperforming assets were 1.98% as of December 31, 2005, compared with 1.79% at September 30, 2005 and 0.80% at December 31, 2004. Approximately $11.1 million of the $11.4 million in nonaccrual and restructured loans as of December 31, 2005 are carried in loans held for sale.

For the year ended December 31, 2005, the Company recorded a provision for loan losses of $7.1 million compared with $2.9 million for the year ended December 31, 2004. Principally as a result of the loans held for sale plan, total net charge-offs for the year 2005 were $8.3 million. The Company's allowance for loan losses as a percentage of total loans at December 31, 2005 decreased to 1.06% compared with 1.40% at September 30, 2005 and 1.36% at December 31, 2004.

THE COMPANY

SNB Bancshares, Inc. is a bank holding company headquartered approximately 15 miles southwest of downtown Houston in Sugar Land, Texas, the largest city in fast growing Fort Bend County. The Company, with total assets of $1.0 billion, total loans of $656.1 million, total deposits of $891.9 million and total shareholders' equity of $84.9 million, as of December 31, 2005, has five full-service branches and two drive-through locations in Harris and Fort Bend Counties.

Notice under the Private Securities Litigation Reform Act of 1995

Except for historical information contained herein, this press release may constitute forward-looking statements for the purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such, may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Act of 1995, and is including this statement for purposes of said safe harbor provisions.

The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, the following: (a) the effects of future economic and business conditions on the Company and our customers; (b) changes in governmental legislation and regulations; (c) the risks of changes in interest rates; (d) competition from other banks and financial institutions for customer deposits and loans; (e) the failure of assumptions underlying the establishment of reserves for loan losses; (f) changes in the levels of loan prepayments and the resulting effects on the value of the Company's loan portfolio; (g) the failure of assumptions underlying the establishment of and provisions made to the allowance for loan losses; (h) the effect of changes in accounting policies and practices which may be adopted by regulatory agencies and/or the Financial Accounting Standards Board; (i) technological changes; (j) acquisition and integration of acquired businesses; (k) the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels; (l) acts of terrorism; and (m) other risks and uncertainties listed from time to time in the Company's reports and other documents filed with the Securities and Exchange Commission.

Contacts:	R. Darrell Brewer, CFO	Whitney Rowe, Investor Relations & Corporate Secretary
	(281) 269-7271	(281) 269-7220
	brewerd@snbtx.com	rowew@snbtx.com

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
**(Dollars in thousands, except outstanding shares
and per share data)**
(Unaudited)

	For the Three Months Ended December 31,				For the Years Ended December 31,		
	2005	2004	% chg		2005	2004	% chg
EARNINGS SUMMARY:							
Net earnings	$ (7,315) $	1,453	(603.4)%	$	(4,972) $	5,947	(183.6)%
Basic earnings (loss) per share	$ (0.59) $	0.12	(603.3)	$	(0.40) $	0.67	(159.8)
Diluted earnings (loss) per share	(0.58)	0.11	(627.3)		(0.39)	0.65	(160.0)
Weighted average shares outstanding:							
Common stock	9,783,438	9,752,284	0.3		9,771,793	5,999,150	62.9
Class B stock	2,652,029	2,679,498	(1.0)		2,663,221	2,900,315	(8.2)
Total	12,435,467	12,431,782	0.0		12,435,014	8,899,465	39.7
Shares outstanding at end of period:							
Common stock	9,784,378	9,753,612	0.3		9,784,378	9,753,612	0.3
Class B stock	2,651,475	2,679,041	(1.0)		2,651,475	2,679,041	(1.0)
Total	12,435,853	12,432,653	0.0		12,435,853	12,432,653	0.0
EARNINGS STATEMENT DATA:							
Interest income:							
Loans	$ 11,967 $	9,153	30.7%	$	44,134 $	30,770	43.4%
Securities:							
Taxable	3,706	3,992	(7.2)		15,070	15,527	(2.9)
Nontaxable	225	111	102.7		714	202	253.5
Federal funds sold and earning deposits	122	19	542.1		224	154	45.5
Total interest income	16,020	13,275	20.7		60,142	46,653	28.9
Interest expense:							
Demand deposits	2,355	1,323	78.0		7,709	4,514	70.8
Certificates and other time deposits	2,709	2,333	16.1		11,044	9,041	22.2
Junior subordinated debentures	710	592	19.9		2,706	2,195	23.3
Other borrowings	2,432	1,047	132.3		5,911	2,256	162.0
Total interest expense	8,206	5,295	55.0		27,370	18,006	52.0
Net interest income	7,814	7,980	(2.1)		32,772	28,647	14.4
Provision for loan losses	5,250	675	677.8		7,100	2,950	140.7
Net interest income after provision	2,564	7,305	(64.9)		25,672	25,697	(0.1)
Noninterest income:							
Service charges on deposit accounts	242	163	48.5		889	786	13.1
Gain on sale of securities-net	-	-	-		128	700	(81.7)
Impairment write-down of securities	(7,633)	-	-		(13,777)	-	-
Other	198	182	8.8		769	634	21.3
Total noninterest income	(7,193)	345	(2,184.9)		(11,991)	2,120	(665.6)
Noninterest expense:							
Salaries and employee benefits	3,071	2,980	3.1		11,850	11,365	4.3
Net occupancy expense	810	480	68.8		2,132	1,862	14.5
Data processing	455	377	20.7		1,739	1,218	42.7
Legal and professional fees	446	205	117.6		1,483	653	127.1
FDIC deposit insurance premium	27	31	(12.9)		116	115	0.9
Other	1,658	1,388	19.5		3,893	3,607	7.9
Total noninterest expense	6,467	5,461	18.4		21,213	18,821	12.7
Earnings (loss) before income taxes	(11,096)	2,189	(606.9)		(7,532)	8,996	(183.7)
Provision (benefit) for income taxes	(3,781)	736	(613.7)		(2,560)	3,049	(184.0)
Net earnings (loss)	$ (7,315) $	1,453	(603.4)%	$	(4,972) $	5,947	(183.6)%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands, except outstanding shares
and per share data)
(Unaudited)

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
EARNINGS STATEMENT DATA:					
Interest income:					
Loans	$ 11,967	$ 11,551	$ 10,819	$ 9,797	$ 9,153
Securities:					
Taxable	3,706	3,845	3,593	3,926	3,992
Nontaxable	225	197	159	133	111
Federal funds sold and earning deposits	122	41	47	14	19
Total interest income	16,020	15,634	14,618	13,870	13,275
Interest expense:					
Demand deposits	2,355	1,860	1,708	1,786	1,323
Certificates and other time deposits	2,709	2,899	2,768	2,668	2,333
Junior subordinated debentures	710	701	671	624	592
Other borrowings	2,432	1,711	885	883	1,047
Total interest expense	8,206	7,171	6,032	5,961	5,295
Net interest income	7,814	8,463	8,586	7,909	7,980
Provision for loan losses	5,250	600	650	600	675
Net interest income after provision	2,564	7,863	7,936	7,309	7,305
Noninterest income:					
Service charges on deposit accounts	242	195	228	223	163
Gain on sale of securities-net	-	-	128	-	-
Impairment write-down of securities	(7,633)	-	-	(6,144)	-
Other	198	196	189	187	182
Total noninterest income	(7,193)	391	545	(5,734)	345
Noninterest expense:					
Salaries and employee benefits	3,071	2,912	2,934	2,933	2,980
Net occupancy expense	810	477	440	405	480
Data processing	455	457	414	413	377
Legal and professional fees	446	295	353	389	205
FDIC deposit insurance premium	27	29	31	29	31
Other	1,658	777	732	726	1,388
Total noninterest expense	6,467	4,947	4,904	4,895	5,461
Earnings (loss) before income taxes	(11,096)	3,307	3,577	(3,320)	2,189
Provision (benefit) for income taxes	(3,781)	1,133	1,222	(1,134)	736
Net earnings (loss)	$ (7,315)	$ 2,174	$ 2,355	$ (2,186)	$ 1,453
Basic earnings (loss) per share	$ (0.59)	$ 0.17	$ 0.19	$ (0.18)	$ 0.12
Diluted earnings (loss) per share	(0.58)	0.17	0.19	(0.17)	0.11
Weighted average shares outstanding:					
Common stock	9,783,438	9,782,761	9,764,858	9,755,689	9,752,284
Class B stock	2,652,029	2,652,475	2,670,095	2,678,696	2,679,498
Total	12,435,467	12,435,236	12,434,953	12,434,385	12,431,782

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

	Q4 2005	Q4 2004	% chg	YTD 2005	YTD 2004	% chg
BALANCE SHEET AVERAGES:						
Loans held for investment	**$ 664,449**	$ 579,459	14.7%	**$ 644,738**	$ 509,142	26.6%
Loans held for sale	**2,426**	-	-	**611**	-	-
Total loans	**666,875**	579,459	15.1	**645,349**	509,142	26.8
Allowance for loan losses	**(9,280)**	(7,748)	19.8	**(9,029)**	(6,868)	31.5
Loans, net	**657,595**	571,711	15.0	**636,320**	502,274	26.7
Investment securities	**382,440**	496,204	(22.9)	**415,353**	482,626	(13.9)
Federal funds sold	**5,416**	1,496	262.0	**2,782**	8,945	(68.9)
Interest-earning deposits in other financial institutions	**6,492**	1,849	251.1	**3,413**	5,830	(41.5)
Cash and due from banks	**22,158**	16,316	35.8	**18,574**	15,533	19.6
Premises and equipment	**22,605**	15,453	46.3	**19,643**	13,466	45.9
Accrued interest receivable and other assets	**13,758**	14,328	(4.0)	**13,810**	13,275	4.0
Total assets	**$ 1,110,464**	$ 1,117,357	(0.6)%	**$ 1,109,895**	$ 1,041,949	6.5%
Demand deposits	**$ 132,270**	$ 103,502	27.8%	**$ 118,317**	$ 104,725	13.0%
NOW, savings, and money market accounts	**359,909**	325,857	10.4	**350,177**	334,865	4.6
Time deposits	**277,130**	351,178	(21.1)	**343,774**	368,015	(6.6)
Total deposits	**769,309**	780,537	(1.4)	**812,268**	807,605	0.6
Other borrowed funds	**211,476**	207,593	1.9	**167,664**	142,498	17.7
Junior subordinated debentures	**36,181**	38,250	(5.4)	**37,729**	38,250	(1.4)
Accrued interest payable and other liabilities	**5,960**	3,977	49.9	**4,942**	3,440	43.7
Total liabilities	**1,022,926**	1,030,357	(0.7)	**1,022,603**	991,793	3.1
Shareholders' equity	**87,538**	87,000	0.6	**87,292**	50,156	74.0
Total liabilities and shareholders' equity	**$ 1,110,464**	$ 1,117,357	(0.6)%	**$ 1,109,895**	$ 1,041,949	6.5%

	December 31, 2005	December 31, 2004	
PERIOD END BALANCES:			
Loans held for investment	**$ 622,272**	$ 598,292	4.0%
Loans held for sale	**33,796**	-	-
Total loans	**656,068**	598,292	9.7
Allowance for loan losses	**(6,965)**	(8,121)	(14.2)
Loans, net	**649,103**	590,171	10.0
Investment securities	**266,511**	488,523	(45.4)
Federal funds sold	**17,495**	-	0.0
Interest-earning deposits in other financial institutions	**18,376**	441	4066.9
Cash and due from banks	**39,697**	20,794	90.9
Premises and equipment	**22,138**	16,137	37.2
Accrued interest receivable and other assets	**14,260**	14,022	1.7
Total assets	**$ 1,027,580**	$ 1,130,088	(9.1)%
Demand deposits	**$ 152,629**	$ 110,858	37.7%
NOW, savings, and money market accounts	**464,511**	398,051	16.7
Time deposits	**274,714**	359,477	(23.6)
Total deposits	**891,854**	868,386	2.7
Other borrowed funds	**15,500**	132,900	(88.3)
Junior subordinated debentures	**30,930**	38,250	(19.1)
Accrued interest payable and other liabilities	**4,445**	4,151	7.1
Total liabilities	**942,729**	1,043,687	(9.7)
Shareholders' equity	**84,851**	86,401	(1.8)
Total liabilities and shareholders' equity	**$ 1,027,580**	$ 1,130,088	(9.1)%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
QUARTERLY AVERAGE BALANCE SHEET HISTORY:					
Loans held for investment	$ 664,449	$ 658,760	$ 641,650	$ 613,375	$ 579,459
Loans held for sale	2,426	-	-	-	-
Total loans	666,875	658,760	641,650	613,375	579,459
Allowance for loan losses	(9,280)	(9,414)	(9,013)	(8,396)	(7,748)
Loans, net	657,595	649,346	632,637	604,979	571,711
Investment securities	382,440	406,438	386,894	486,885	496,204
Federal funds sold	5,416	3,449	1,366	838	1,496
Interest-earning deposits in other financial institutions	6,492	1,106	5,032	986	1,849
Cash and due from banks	22,158	19,831	14,907	17,333	16,316
Premises and equipment	22,605	20,702	18,810	16,375	15,453
Accrued interest receivable and other assets	13,758	13,330	13,150	15,024	14,328
Total assets	$ 1,110,464	$ 1,114,202	$ 1,072,796	$ 1,142,420	$ 1,117,357
Demand deposits	$ 132,270	$ 117,312	$ 118,122	105,280	$ 103,502
NOW, savings, and money market accounts	359,909	327,733	337,496	375,990	325,857
Time deposits	277,130	339,671	369,909	389,669	351,178
Total deposits	769,309	784,716	825,527	870,939	780,537
Other borrowed funds	211,476	197,209	118,715	142,167	207,593
Junior subordinated debentures	36,181	38,250	38,250	38,250	38,250
Accrued interest payable and other liabilities	5,960	5,449	4,127	4,209	3,977
Total liabilities	1,022,926	1,025,624	986,619	1,055,565	1,030,357
Shareholders' equity	87,538	88,578	86,177	86,855	87,000
Total liabilities and shareholders' equity	$ 1,110,464	$ 1,114,202	$ 1,072,796	$ 1,142,420	$ 1,117,357
PERIOD END BALANCES HISTORY:					
Loans held for investment	$ 622,272	$ 658,003	$ 664,899	$ 630,048	$ 598,292
Loans held for sale	33,796	-	-	-	-
Total loans	656,068	658,003	664,899	630,048	598,292
Allowance for loan losses	(6,965)	(9,185)	(9,387)	(8,738)	(8,121)
Loans, net	649,103	648,818	655,512	621,310	590,171
Investment securities	266,511	408,473	399,523	371,684	488,523
Federal funds sold	17,495	1,450	1,150	1,210	-
Interest-earning deposits in other financial institutions	18,376	7,267	642	25,773	441
Cash and due from banks	39,697	19,472	20,793	15,950	20,794
Premises and equipment	22,138	21,835	19,615	17,769	16,137
Accrued interest receivable and other assets	14,260	13,432	12,063	14,282	14,022
Total assets	$ 1,027,580	$ 1,120,747	$ 1,109,298	$ 1,067,978	$ 1,130,088
Demand deposits	$ 152,629	$ 128,090	$ 118,165	111,408	$ 110,858
NOW, savings, and money market accounts	464,511	330,463	327,181	368,949	398,051
Time deposits	274,714	279,766	360,413	387,012	359,477
Total deposits	891,854	738,319	805,759	867,369	868,386
Other borrowed funds	15,500	250,500	173,100	75,500	132,900
Junior subordinated debentures	30,930	38,250	38,250	38,250	38,250
Accrued interest payable and other liabilities	4,445	5,341	4,570	3,489	4,151
Total liabilities	942,729	1,032,410	1,021,679	984,608	1,043,687
Shareholders' equity	84,851	88,337	87,619	83,370	86,401
Total liabilities and shareholders' equity	$ 1,027,580	$ 1,120,747	$ 1,109,298	$ 1,067,978	$ 1,130,088

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

YIELD ANALYSIS:

	For the Three Months Ended December 31,					
	2005			2004		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 666,875	$ 11,967	7.02%	$ 579,459	$ 9,153	6.18%
Investment securities	382,440	3,931	4.23	496,204	4,103	3.35
Federal funds sold	5,416	55	3.99	1,496	7	1.94
Interest-earning deposits in other financial institutions	6,492	67	4.03	1,849	12	2.60
Total interest-earning assets	1,061,223	16,020	5.98%	1,079,008	13,275	4.87%
Less allowance for loan losses	(9,280)			(7,748)		
Total interest-earning assets, net of allowance	1,051,943			1,071,260		
Non-earning assets:						
Cash and due from banks	22,158			16,316		
Premises and equipment	22,605			15,453		
Accrued interest receivable and other assets	13,758			14,328		
Total noninterest-earning assets	58,521			46,097		
Total assets	$ 1,110,464			$ 1,117,357		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
NOW, savings, and money market accounts	$ 359,909	$ 2,355	2.60%	$ 325,857	$ 1,323	1.61%
Time deposits	277,130	2,709	3.88	351,178	2,333	2.64
Other borrowed funds	211,476	2,432	4.50	207,593	1,047	1.97
Junior subordinated debentures	36,181	710	7.68	38,250	592	6.05
Total interest-bearing liabilities	884,696	8,206	3.68%	922,878	5,295	2.28%
Noninterest-bearing liabilities:						
Demand deposits	132,270			103,502		
Accrued interest payable and other liabilities	5,960			3,977		
Total noninterest-bearing liabilities	138,230			107,479		
Total liabilities	1,022,926			1,030,357		
Shareholders' equity	87,538			87,000		
Total liabilities and shareholders' equity	$ 1,110,464			$ 1,117,357		
Net interest income		$ 7,814			$ 7,980	
Net interest spread			2.30%			2.59%
Net interest margin (tax equivalent)			2.96%			2.96%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

RATE VOLUME ANALYSIS:

	For the Three Months Ended December 31, 2005 Compared with the Same Period in 2004					
				Increase (Decrease)		
	Q4	Q4	Increase	Due to Change in		
	2005	2004	(Decrease)	Volume	Rate	Total
Interest-earning assets:						
Loans	$ 11,967	$ 9,153	$ 2,814	$ 1,362	$ 1,452	$ 2,814
Investment securities	3,931	4,103	(172)	(961)	789	(172)
Federal funds sold	55	7	48	19	29	48
Interest-bearing deposits in other financial institutions	67	12	55	30	25	55
Total interest income	16,020	13,275	2,745	450	2,295	2,745
Interest-bearing liabilities:						
NOW, savings and money market accounts	2,355	1,323	1,032	139	893	1,032
Time deposits	2,709	2,333	376	(493)	869	376
Other borrowed funds	2,432	1,047	1,385	19	1,366	1,385
Junior subordinated debentures	710	592	118	(32)	150	118
Total interest expense	8,206	5,295	2,911	(367)	3,278	2,911
Net interest income	$ 7,814	$ 7,980	$ (166)	$ 817	$ (983)	$ (166)

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

YIELD ANALYSIS:

	For the Years Ended December 31,					
	2005			2004		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 645,349	$ 44,134	6.75%	$ 509,142	$ 30,770	5.94%
Investment securities	415,353	15,784	3.89	482,626	15,729	3.28
Federal funds sold	2,782	101	3.59	8,945	87	0.96
Interest-earning deposits in other financial institutions	3,413	123	3.56	5,830	67	1.13
Total interest-earning assets	1,066,897	60,142	5.61%	1,006,543	46,653	4.56%
Less allowance for loan losses	(9,029)			(6,868)		
Total interest-earning assets, net of allowance	1,057,867			999,675		
Non-earning assets:						
Cash and due from banks	18,574			15,533		
Premises and equipment	19,643			13,466		
Accrued interest receivable and other assets	13,810			13,275		
Total noninterest-earning assets	52,028			42,274		
Total assets	$ 1,109,895			$ 1,041,949		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
NOW, savings, and money market accounts	$ 350,177	$ 7,709	2.20%	$ 334,865	$ 4,514	1.35%
Time deposits	343,774	11,044	3.21	368,015	9,041	2.46
Other borrowed funds	167,664	5,911	3.48	142,498	2,256	1.56
Junior subordinated debentures	37,729	2,706	7.07	38,250	2,195	5.64
Total interest-bearing liabilities	899,344	27,370	3.04%	883,628	18,006	2.04%
Noninterest-bearing liabilities:						
Demand deposits	118,317			104,725		
Accrued interest payable and other liabilities	4,942			3,440		
Total noninterest-bearing liabilities	123,259			108,165		
Total liabilities	1,022,603			991,793		
Shareholders' equity	87,292			50,156		
Total liabilities and shareholders' equity	$ 1,109,895			$ 1,041,949		
Net interest income		$ 32,772			$ 28,647	
Net interest spread			2.57%			2.52%
Net interest margin (tax equivalent)			3.11%			2.85%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

RATE VOLUME ANALYSIS:

	For the Years Ended December 31, 2005 and 2004					
				Increase (Decrease)		
			Increase	Due to Change in		
	2005	2004	(Decrease)	Volume	Rate	Total
Interest-earning assets:						
Loans	$ 44,134	$ 30,770	$ 13,364	8,097	5,267	$ 13,364
Investment securities	15,784	15,729	55	(2,207)	2,262	55
Federal funds sold	101	87	14	(59)	73	14
Interest-bearing deposits in other financial institutions	123	67	56	(27)	83	56
Total interest income	60,142	46,653	13,489	5,804	7,685	13,489
Interest-bearing liabilities:						
NOW, savings and money market accounts	7,709	4,514	3,195	206	2,989	3,195
Time deposits	11,044	9,041	2,003	(596)	2,599	2,003
Other borrowed funds	5,911	2,256	3,655	392	3,263	3,655
Junior subordinated debentures	2,706	2,195	511	(29)	540	511
Total interest expense	27,370	18,006	9,364	(27)	9,391	9,364
Net interest income	$ 32,772	$ 28,647	$ 4,125	$ 5,831	$ (1,706)	$ 4,125

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

LOAN PORTFOLIO:

	As of December 31, 2005		As of December 31, 2004	
	Amount	Percent	Amount	Percent
Business and industrial	$ 74,326	11.3%	$ 70,101	11.7%
Real estate:				
Construction and land development	137,403	20.9	123,655	20.7
Residential	113,838	17.4	126,200	21.1
Commercial mortgages	284,521	43.3	267,158	44.7
Consumer	13,579	2.1	12,592	2.1
Held for sale, at fair value	33,796	5.2	-	0.0
Other	229	0.0	227	0.0
Gross loans	657,692	100.2	599,933	100.3
Less unearned discounts and fees	(1,624)	(0.2)	(1,641)	(0.3)
Total loans	$ 656,068	100.0%	$ 598,292	100.0%

NONPERFORMING ASSETS:

	As of December 31, 2005	As of September 30, 2005	As of December 31, 2004
Nonaccrual loans	$ 9,866	$ 9,472	$ 1,489
Accruing loans past due 90 days or more	-	-	62
Restructured loans	1,554	1,839	1,917
Other real estate and repossessed assets	1,569	409	1,320
Total nonperforming assets	$ 12,989	$ 11,801	$ 4,788
Nonperforming assets to total loans and other real estate	1.98%	1.79%	0.80%

ALLOWANCE FOR LOAN LOSSES:

	As of and for the Years Ended	
	December 31, 2005	December 31, 2004
Allowance for loan losses at beginning of period	$ 8,121	$ 5,650
Provision for loan losses	7,100	2,950
Charge-Offs:		
Business and industrial	(902)	(242)
Real estate	(33)	(262)
Consumer	(114)	(110)
Held for sale	(7,333)	-
Total charge-offs	(8,382)	(614)
Recoveries:		
Business and industrial	76	50
Real estate	34	63
Consumer	16	22
Total recoveries	126	135
Net recoveries (charge-offs)	(8,256)	(479)
Allowance for loan losses at end of period	$ 6,965	$ 8,121
Allowance for loan losses to end of period loans	1.06%	1.36%
Net charge-offs to average loans	1.28	0.09
Allowance for loans losses to end of period nonperforming loans	60.99	234.17

SELECTED RATIOS AND OTHER DATA:

	Q4 2005	Q4 2004	YTD 2005	YTD 2004
Return on average assets	(2.61)%	0.52%	(0.45)%	0.57%
Return on average equity	(33.15)	6.64	(5.70)	11.86
Average equity to average total assets	7.88	7.79	7.86	4.81
Tax equivalent yield on earning assets	5.98	4.87	5.61	4.59
Cost of funds with demand accounts	3.20	2.05	2.69	1.82
Net interest margin, tax equivalent	2.96	2.96	3.11	2.85
Non-interest expense to average total assets	2.31	1.94	1.91	1.81
Efficiency ratio	78.35	65.58	61.61	62.60
End of period book value per share	$ 6.82	$ 6.95		
Full time equivalent employees	166	164		

Common Stock Performance:

	Fourth quarter 2005	Third quarter 2005
Market value of common stock - End of period	$ 17.40	$ 11.25
Market value of common stock - High	18.15	11.90
Market value of common stock - Low	9.77	10.85

	As of December 31, 2005	As of September 30, 2005
Book value of common stock	$ 6.82	$ 7.10
Market/book value of common stock	255.02%	158.37%
Price/12 month trailing earnings ratio	(43.52)x	36.85x

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